SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13E-3
                                 (Rule 13e-100)
                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                                   RULE 13e-3
                              TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. ___)

                          Greater Rome Bancshares, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Greater Rome Bancshares, Inc.
                                 Robert L. Berry
                               Frank A. Brown, Jr.
                             Thomas D. Caldwell, III
                                Gene G. Davidson
                               Henry Haskell Perry
                               Bradford Lee Riddle
                                M. Wayne Robinson
                                  Dale G. Smith
                                  Paul E. Smith
                                Martha B. Walstad
                                Edwin C. Watters
                                E. Grey Winstead
--------------------------------------------------------------------------------
                      (Names of Person(s) Filing Statement)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      None
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                             Thomas D. Caldwell, III
                      President and Chief Executive Officer
                          Greater Rome Bancshares, Inc.
                           1490 Martha Berry Boulevard
                               Rome, Georgia 30165
                                 (706)295-9300
--------------------------------------------------------------------------------
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                            Kathryn L. Knudson, Esq.
                     Powell, Goldstein, Frazer & Murphy LLP
                   191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6952

         This statement is filed in connection with (check the appropriate box):

         a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c. [ ] A tender offer.

         d. [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

     Check the following box if the filing is a final amendment reporting the results of the transaction:

                            Calculation of Filing Fee

-----------------------                          ---------------------
Transaction valuation*                           Amount of filing fee
-----------------------                          ---------------------
$ 4,140,000                                      $ 828
-----------------------                          ---------------------

* For purposes of calculating the fee only. This amount assumes the acquisition of 230,000 shares of common stock of the subject company for $18.00 per share. The amount of the filing fee equals 1/50th of one percent of the aggregate of the transaction value.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)
    (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $                       Filing Party:

Form or Registration No.:                        Date Filed:

                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER


Item 1.    Summary Term Sheet

           The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SUMMARY TERM SHEET."

Item 2.    Subject Company Information

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "DESCRIPTION OF GREATER ROME--Business of Greater Rome and Greater Rome Bank, --Description of Common Stock and --Dividend Policy" and "INFORMATION REGARDING SPECIAL MEETING OF SHAREHOLDERS--Number of Shares Outstanding."

Item 3.    Identity and Background of Filing Person

           The filing person and the subject company are the same person. Information regarding the persons specified in Instruction C to the
           Schedule is incorporated herein by reference to the section of
           Exhibit 1 entitled "DESCRIPTION OF GREATER ROME--Directors and Executive Officers."

Item 4.    Terms of the Transaction

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION REGARDING SPECIAL MEETING OF SHAREHOLDERS --Voting at the Special Meeting and --Dissenters' Rights," "SPECIAL FACTORS--Purpose of the Recapitalization Plan, --Alternatives Considered by the Board of Directors, and --Federal Income Tax Consequences of the Plan," "DESCRIPTION OF THE RECAPITALIZATION PLAN," and "DESCRIPTION OF GREATER ROME--Description of Common Stock."

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS--Information Regarding Affiliates" and "DESCRIPTION OF GREATER ROME--Related Party Transactions."

Item 6.    Purposes of the Transaction and Plans or Proposals

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "DESCRIPTION OF THE RECAPITALIZATION PLAN," "DESCRIPTION OF GREATER ROME--Dividend Policy, --Directors and Executive Officers and --Description of Common Stock," and "SPECIAL FACTORS--Purpose of the Recapitalization Plan."

Item 7.    Purposes, Alternatives, Reasons and Effects

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION RELEVANT TO AN INVESTMENT IN GREATER ROME COMMON STOCK--Risk Factors," "SPECIAL FACTORS--Purpose of the Recapitalization Plan, --Reasons for the Recapitalization, --Alternatives Considered by the Board of Directors, --Effect of the Recapitalization Plan on Greater Rome and Greater Rome Bank, --Pro Forma Effect of the Recapitalization Plan and --Federal Income Tax Consequences of the Recapitalization Plan."

Item 8.    Fairness of the Transaction

           The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS--Alternatives Considered by the Board of Directors, -- Recommendation of the Board of Directors; Fairness of the Recapitalization Plan, --Greater Rome's Determination of Fairness of the Recapitalization Plan, --Greater Rome Affiliates' Determination of Fairness of the Recapitalization Plan, and --Alternatives Considered by the Board of Directors."

Item 9.    Reports, Opinions, Appraisals and Negotiations

           The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS--The Financial Solutions Opinion."

Item 10.   Source and Amount of Funds or Other Consideration

           The required information is incorporated herein by reference to the section of Exhibit 1 entitled "DESCRIPTION OF THE RECAPITALIZATION PLAN--Sources of Funds and Expenses."

Item 11.   Interest in Securities of the Subject Company

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS--Information Regarding Affiliates and --Recent Affiliate Transactions."

Item 12.   The Solicitation or Recommendation

           The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Recapitalization Plan."

Item 13.   Financial Statements

           The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS--Pro Forma Effect of the Recapitalization Plan" and the financial statements beginning on page F-1, as listed on under the heading "INDEX TO FINANCIAL STATEMENTS."

Item 14.   Persons/Assets Retained, Employed, Compensated or Used

           The required information is incorporated herein by reference to the section of Exhibit 1 entitled "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS--Solicitation of Proxies" and "INFORMATION RELEVANT TO AN INVESTMENT IN GREATER ROME COMMON STOCK--Plan of Distribution."

Item 15.   Additional Information

           The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "EXAMPLES OF OPTIONS AVAILABLE TO SHAREHOLDERS" and "INFORMATION RELEVANT TO AN INVESTMENT IN GREATER ROME COMMON STOCK."


Item 16.   Exhibits.

           1. Preliminary proxy statement/prospectus and related cover letter, dated September 20, 2002, incorporated by reference to the
              Schedule 14A filed by the registrant September, 24, 2002.

           2. Opinion of Financial Solutions dated July 3, 2002.

           3. Consent of Financial Solutions dated September 23, 2002.

           4. Consent of Porter Keadle Moore, LLP dated September 23, 2002.

                                    SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 12, 2002
                                       GREATER ROME BANCSHARES, INC.

                                       By: /s/ Thomas D. Caldwell, III
                                          -----------------------------------
                                       Thomas D. Caldwell, III
                                       President and Chief Executive Officer


                                       Greater Rome Bancshares, Inc. Affiliates

                                       By: /s/ Robert L. Berry
                                          -----------------------------------
                                       Robert L. Berry

                                       By: /s/ Frank A. Brown, Jr.
                                          -----------------------------------
                                       Frank A. Brown, Jr.

                                       By: /s/ Thomas D. Caldwell, III
                                          -----------------------------------
                                       Thomas D. Caldwell, III

                                       By: /s/ Gene G. Davidson
                                          -----------------------------------
                                       Gene G. Davidson

                                       By: /s/ Henry Haskell Perry
                                          -----------------------------------
                                       Henry Haskell Perry

                                       By: /s/ Bradford Lee Riddle
                                          -----------------------------------
                                          Bradford Lee Riddle

                                       By: /s/ M. Wayne Robinson
                                          -----------------------------------
                                       M. Wayne Robinson

                                       By: /s/ Dale G. Smith
                                          -----------------------------------
                                       Dale G. Smith

                                       By: /s/ Paul E. Smith
                                          -----------------------------------
                                          Paul E. Smith

                                       By: /s/ Martha B. Walstad
                                          -----------------------------------
                                          Martha B. Walstad

                                       By: /s/ Edwin C. Watters
                                          -----------------------------------
                                       Edwin C. Watters

                                       By: /s/ E. Grey Winstead, III
                                          -----------------------------------
                                       E. Grey Winstead, III

                                  EXHIBIT INDEX


Exhibits.

     1. Preliminary proxy statement/prospectus and related cover letter, dated September 20, 2002, incorporated by reference to the Schedule 14A filed by the registrant September, 24, 2002.

     2.  Opinion of Financial Solutions dated July 3, 2002.

     3.  Consent of Financial Solutions dated September 23, 2002.

     4.  Consent of Porter Keadle Moore, LLP dated September 23, 2002.

Exhibit 2

                              FINANCIAL SOLUTIONS

  Kroger Center o 2965 Flowers Road South o Suite 112 o Atlanta, Georgia 30341
                        (404) 457-7394 FAX (404) 457-7396


                     A Division of Financial Solutions, Inc.


                    A Community Bankshares Company in Georgia

                                  July 3, 2002

Mr. E. Grey Winstead, III
Chief Financial Officer
Greater Rome Bank
1490 Martha Berry Blvd.
PO Box 5271
Rome, GA  30162-5271

     Re: Evaluation of the fair market value of common stock of Greater Rome Bancshares, Inc. (GRB), Rome, Floyd County, Georgia, as of March 31, 2002

Dear Mr. Winstead:

     Financial Solutions has been engaged to make a determination of the fair market value of the common stock of Greater Rome Bancshares, Inc. as of March 31, 2002. The Board of Directors of GRB anticipates initiating [a] reverse split reducing the outstanding common stock. This valuation is to facilitate that action. The evaluation is performed through a review of financial reports and other information furnished by the company without further audit by Financial Solutions.

BACKGROUND

     GRB is a one-bank holding company located in Rome, Floyd County, Georgia. Its only material asset is 100% of the outstanding common stock of Greater Rome Bank. The bank was organized de novo in 1996 and maintains offices only in Floyd County, GA. The bank has total assets of $116.4 million. During its early years the bank experienced start up losses consistent with most start up de novo banks; however [in] the last two years profitability has been established.

METHODOLOGY

     The common stock of the company is evaluated initially through the application of three formulas across a range of 5 points creating a matrix of values with the valuation of the stock being determined within the matrix based principally on the operating condition of the bank as judged by regulatory authorities and the economic rankings of the market in which the bank operates.

     The three formulas are as follows:

     1) Multiple of book value - The book value of the common stock of the bank adjusted to reflect excess[es] or deficiencies in capital adequacy and loan loss reserve ($13.66) is multiplied by factors ranging from 1 on the low end and 2 on the high end.

     2) Multiple of earnings - The average earnings per share ($1.14) are multiplied by factors ranging from 10-18.

     3) Return of premium - This is the dollars per share equal to book value plus per share earnings necessary to return a premium over five time horizons ranging from 2 years to 4 years.

     Application of the foregoing produces the matrix of values shown on the attached schedule. [U]sing the averages reflect[ed] on the matrix and based upon the analysis discussed above, the market indicator for the stock value is $21.86. The quality of operations indicator will establish the value of $19.81 or an average value of $20.83.

CONCLUSIONS

     The above valuation represents the stock value based upon the total value of the bank. Minority shares marketed separately command a lower value. GRB stock is thinly traded [and] because of the limited marketability [a] 15% discount of the whole-bank value is deemed appropriate to arrive at the value of a minority share. Accordingly, the fair value of minority share of the common stock based on the foregoing analysis is $17.70.

     It is anticipated that de novo bank stocks will trade at their original sales price, $10.00 in this case, during the early years. Community bank stocks generally trade in the local market at book value ($13.66) absent the corporation publicly supporting a different price. The limited number of trades, which have occurred in GRB stock, indicate a street premium of approximately 20% or a trading price of $16.50.

     Considering all the above it is our judgment that the fair market value of GRB in the current market is $17.10.

     Thank you for the opportunity to assist you in the valuation. Should you have any questions concerning our findings, please don't hesitate to contact me.

                                                     Yours truly,

                                                     /s/ Robert M. Moler

                                                     Robert M. Moler
                                                     Executive Vice President
RMM/sco
Enclosure

                                 COMMON STOCK VALUE MATRIX
                                     GREATER ROME BANK
                                    As of March 31, 2002


TOTAL ASSETS                                             $116,439.00
GROSS LOANS                                               $81,086.00
ALLOWANCE FOR LOAN LOSSES                                    $934.00

TOTAL EQUITY CAPITAL                                       $9,606.00


NET EARNINGS                                               $1,010.00
    THIS YEAR                                                $735.00
    PRIOR YEAR I                                             $652.00
    PRIOR YEAR 2                                             $799.00
        AVERAGE

CAPTIAL ADEQUACY
    8% OF ASSETS                                           $9,606.00
    EXCESS (DEFICIENCY)                                      $290.88
ALLOWANCE ADEQUACY
    EXCESS > 1.5%
    (deficiency < 1.00%)                                       $0.00


SHARES OUTSTANDING                                               703


                                  VALUE MATRIX

                                                           LOW-                           HIGH-
MEASUREMENT                      LOW       MEDIUM         MEDIUM          MEDIUM          HIGH
MULTIPLE OF BOOK VALUE         $13.66      $16.98         $20.29          $23.60         $26.91

MULTIPLE OF EARNINGS           $11.37      $13.64         $15.91          $16.18         $20.46

RETURN OF PREMIUM              $15.94      $16.51         $17.07          $17.64         $18.21

AVERAGES                       $13.66      $15.71         $17.76          $19.81         $21.86

Exhibit 3



                         CONSENT OF FINANCIAL SOLUTIONS

We consent to the inclusion of our opinion letter dated July 3, 2002 as an exhibit to the Transaction Statement on Schedule 13e-3 for Greater Rome Bancshares, Inc. filed with the Securities and Exchange Commission on September 24, 2002, to all references to our firm and our opinion contained in the proxy statement/prospectus attached as an exhibit to such Schedule 13e-3, and to the delivery of our opinion to shareholders of Greater Rome Bancshares, Inc. upon their request.


September 23, 2002
Atlanta, Georgia
                                         FINANCIAL SOLUTIONS


                                         By: /s/ Robert M. Moler
                                            ----------------------------
                                         Name: Robert M. Moler
                                              --------------------------
                                         Title: Executive Vice President
                                               -------------------------

Exhibit 4

               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




We have issued our report dated February 8, 2002, accompanying the financial statements of Greater Rome Bancshares, Inc. included as an attachment to the Proxy Statement and Transaction Statement on Schedule 13e-3 dated September 24, 2002. We hereby consent to the inclusion of the aforementioned report in the attachment to the Proxy Statement and Transaction Statement on Schedule 13e-3.



                                          /s/PORTER KEADLE MOORE, LLP





Atlanta, Georgia
September 23, 2002